================================================================================


                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 (AMENDMENT NO. 2)

                                Barings BDC, Inc.
                                (NAME OF ISSUER)

                     Common Stock, par value $0.001 per share
                         (TITLE OF CLASS OF SECURITIES)

                                    06759L103
                                 (CUSIP NUMBER)


Barings LLC                       Massachusetts Mutual Life Insurance Company
300 South Tryon Street Suite 2500                          1295 State Street
Charlotte, NC 28202    		  			Springfield, MA 01111
Attn: Compliance Department       			Attn: Donald Griffith
(704)508-7200                     			       (800) 767-1000



               (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


				October 15, 2018
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===================                                            =================
CUSIP No. 06759L103                  13D                       PAGE 2 OF 7 PAGES
===================                                            =================

================================================================================
  1   NAMES OF REPORTING PERSONS:
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barings LLC
      04-1054788
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
----- -------------------------------------------------------------------------
  3   SEC USE ONLY

----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      WC
----- --------------------------------------------------------------------------
  5   CHECK BOX IF THE DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)

----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                9,658,308
       NUMBER OF          ----- ------------------------------------------------
         SHARES             8   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH            ----- ------------------------------------------------
       REPORTING            9   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  9,658,308
                          ----- ------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,658,308
----- --------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

      Not Applicable
----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      18.8%(1)
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      IA

(1) The percentage of the shares of common stock ("Shares") reported beneficially owned by the Reporting Persons herein is based upon 51,284,064 Shares outstanding as reported in Form 8-K filed by Barings BDC, Inc. (the "Issuer") with the Securities and Exchange Commission on September 11, 2018.

===================                                            =================
CUSIP No. 06759L103                  13D                       PAGE 3 OF 7 PAGES
===================                                            =================

================================================================================
  1   NAMES OF REPORTING PERSONS:
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Massachusetts Mutual Life Insurance Company
      04-1590850
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      WC
----- --------------------------------------------------------------------------
  5   CHECK BOX IF THE DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)

----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts
--------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                9,658,308
       NUMBER OF          ----- ------------------------------------------------
         SHARES             8   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH            ----- ------------------------------------------------
       REPORTING            9   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  9,658,308
                          ----- ------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,658,308
----- --------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

      Not Applicable
----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      18.8%(1)
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      CO, IC

(1) The percentage of the shares of common stock ("Shares") reported beneficially owned by the Reporting Persons herein is based upon 51,284,064 Shares outstanding as reported in Form 8-K filed by Barings BDC, Inc. (the "Issuer") with the Securities and Exchange Commission on September 11, 2018.

===================                                            =================
CUSIP No. 06759L103                  13D                       PAGE 4 OF 7 PAGES
===================                                            =================

	This Amendment No. 2 to Schedule 13D is being filed by the Reporting Persons named herein to amend and supplement the initial Schedule
	13D (the "Initial Statement") filed with the Securities and Exchange Commission on August 6, 2018 as amended by Amendment No. 1
	("Amendment No.1"), filed on October 10, 2018. Capitalized terms not otherwise defined herein have the meanings given to them in the Initial Statement. Except as amended hereby, the information set forth in the Initial Statement remains unchanged.

Item     3  Source and Amount of Funds or Other Consideration:

        The response set forth in Item 3 of the Initial Statement is hereby
	amended	and supplemented by the following information:

	Pursuant to the Stock Purchase and Transaction Agreement, dated April 3, 2018, entered into by and between Barings LLC ("Barings") and Barings BDC, Inc. f/k/a Triangle Capital Corporation (the "SPA"), Barings agreed to (i) establish a trading plan designed in accordance with Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended, providing for the purchase by Barings of $50,000,000 of Shares in open market transactions over a two-year period at prices not greater than the net asset value per Share, and (ii) use any funds remaining under the trading plan after such two-year period to purchase Shares directly from the Issuer at the greater of the then-current net asset value per Share or the then-current market price per Share. Barings will acquire these Shares using funds that come directly or indirectly from the working capital of Barings.

	A copy of the SPA is filed as Exhibit 1 hereto and is incorporated by reference herein.

===================                                            =================
CUSIP No. 06759L103                  13D                       PAGE 5 OF 7 PAGES
===================                                            =================

Item     5  Interest in Securities of the Issuer:

	The response set forth in Item 5 of the Initial Statement is hereby amended
	and supplemented by the following information:

	(a)-(b) The responses of the Reporting Persons to Rows (7) through (11) of the
	cover pages of this statement are incorporated herein by reference.  The
	percentage of Shares reported beneficially owned by the Reporting Persons
	herein is based upon 51,284,064 Shares issued and outstanding as reported in
	Form 8-K filed by the Issuer with the Securities and Exchange Commission on
	September 11, 2018.  The Shares beneficially owned by the Reporting Persons
	represent approximately 18.8% of the outstanding Shares.

	The filing of this Schedule 13D shall not be deemed to constitute an admission
	that any Reporting Person is the beneficial owner of any securities covered by
	this Schedule 13D for purposes of Section 13(d)	of the Exchange Act.

	(c) On September 24, 2018, Barings LLC commenced trading in its 10b5-1 Purchase
  	Plan that qualifies for the safe harbors provided by Rules 10b5-1 and 10b-18
	under the Securities Exchange Act of 1934, as amended (the "Plan").   A copy of
   	the Plan is filed as Exhibit 2 hereto and is incorporated by reference
	herein.

	As of October 15, 2018, Barings LLC has acquired an additional 563,127 Shares
	in accordance with the purchase guidelines specified in the Plan.  The
	following open market purchases were effected by Barings LLC since the
	Amendment No. 1:

	79,200 Shares were purchased on October 4, 2018 at an average price of $10.1831. Actual purchase prices ranged from $10.15 to $10.22.

	79,200 Shares were purchased on October 5, 2018 at an average price of $10.1751. Actual purchase prices ranged from $10.12 to $10.20.

	61,900 Shares were purchased on October 8, 2018 at an average price of $10.1739. Actual purchase prices ranged from $10.12 to $10.20.

	61,027 Shares were purchased on October 9, 2018 at an average price of $10.1775. Actual purchase prices ranged from $10.14 to $10.20.

	71,700 Shares were purchased on October 10, 2018 at an average price of $10.1162. Actual purchase prices ranged from $10.02 to $10.21.

	71,700 Shares were purchased on October 11, 2018 at an average price of $10.0345. Actual purchase prices ranged from $9.99 to $10.07.

	71,700 Shares were purchased on October 12, 2018 at an average price of $10.0894. Actual purchase prices ranged from $10.05 to $10.16.

	66,700 Shares were purchased on October 15, 2018 at an average price of $10.1278. Actual purchase prices ranged from $10.08 to $10.16.


	Barings LLC hereby undertakes to provide upon request to the Securities and
	Exchange Commission staff, the Issuer or a security holder of the Issuer full
	information regarding the number of Shares and prices at which the transactions
  	were effected.

===================                                            =================
CUSIP No. 06759L103                  13D                       PAGE 6 OF 7 PAGES
===================                                            =================


Item     7   Material to be Filed as Exhibits:

The response set forth in Item 7 of the Initial Statement is hereby amended and supplemented by the following information:


 Exhibit
 Number			           Description of Exhibit
  ----- 	-----------------------------------------------------------------------

    1		Share Purchase and Externalization Agreement, dated as of April 3, 2018,
		by and between Barings and Triangle Capital Corporation (incorporated by
		reference from Exhibit 10.1 to the Issuer's Current Report on Form 8-K
		filed on April 9, 2018).


   2		Rule 10b5-1 Purchase Plan, dated as of September 24, 2018, by and between
		the Broker and Barings LLC (incorporated by reference from Exhibit 99.2 to
		the Issuer's Current Report on Form 8-K filed on September 24, 2018).

===================                                            =================
CUSIP No. 06759L103                  13D                       PAGE 7 OF 7 PAGES
===================                                            =================

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


BARINGS LLC

By: 	/s/ Ann Malloy
    ---------------------------
Name:  Ann Malloy
Title: Director



MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By: 	/s/ Donald Griffith
	---------------------------
Name:   Donald Griffith
Title:  Vice President


Dated: October 17, 2018